Exhibit 77c

A Special Meeting of the Shareholders of the Managed Assets
Trust was held on April 12, 2006. The purpose of the Special Meeting was to ask shareholders to consider the approval of an Agreement and Plan of Reorganization providing for the acquisition of all of the assets of the Managed Assets Trust by Legg Mason Partners Managed Assets Portfolio, a series of Met Investors Series Trust, in exchange for shares of Legg Mason Partners Managed Assets Portfolio and the assumption by Legg Mason
Partners Managed Assets Portfolio of the liabilities of Managed Assets Trust. The shareholders of the Managed Assets Trust approved the proposal and the results of the votes are as set forth below.

For	14,523,888.556
Against	605,650.152
Abstain	800,837.960
Broker Non-votes	0.000
TOTAL	15,930,376.668